Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 25, 2005

MobiFon Holdings B.V.

(Translation of registrant’s name into English)

Rivium Quadrant 173-177, 15th floor, 2909 LC  Capelle aan den IJssel, The Netherlands (Address of
principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a notice to note holders issued by MobiFon Holdings B.V. on August 18, 2005, entitled “EXCESS CASH FLOW OFFER”.

MOBIFON HOLDINGS B.V.

EXCESS CASH FLOW OFFER

TO:         HOLDERS OF 12.50% SENIOR NOTES DUE 2010 OF MOBIFON HOLDINGS B.V. (ISIN US607054 AB 95) (the “Notes”)

Notice is hereby given to the Holders of the Notes, on behalf of MobiFon Holdings B.V., (the “Company”), that, pursuant to Section 4.21 of the Indenture dated as of June 27, 2003 (the “Indenture”) among the Company and The Bank of Nova Scotia Trust Company of New York, as Trustee, the Company is required to make an offer (the “Excess Cash Flow Offer”) to purchase the maximum in principal amount of Notes, that may be purchased using the Excess Cash (as defined in the Indenture) for the period beginning July 31, 2004 and ending July 31, 2005 at a purchase price equal to 100% of the principal amount of Notes to be purchased plus accrued and unpaid interest to the date of purchase.

Unless otherwise specified, capitalized terms used in this notice shall have the meaning ascribed to them in the Indenture.

Accordingly:

1.             The Excess Cash is US$28,853,000.

2.             The purchase date is September 19, 2005 (the “Excess Cash Flow Payment Date”).

3.             The purchase price per US$1,000 of principal amount of Notes shall be an amount equal to the sum of:

(a)           US$1,000.00, and

(b)           all accrued and unpaid interest thereon to but excluding the Excess Cash Flow Payment Date in the amount of US$17.01,

for a total purchase price of US$1,017.01 per US$1,000 principal amount of Notes (the “Purchase Price”).

4.             The Paying Agent and Registrar is:

The Bank of Nova Scotia Trust Company of New York
One Liberty Plaza, 23rd Floor
New York, NY 10006

5.             Any Note not tendered or accepted for payment will continue to accrue interest.

6.             Unless the Company defaults in making payment of the Purchase Price, all Notes accepted for payment pursuant to the Excess Cash Flow Offer will cease to accrue interest after the Excess Cash Flow Payment Date.

7.             Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Excess Cash Flow Payment Date, a statement that such Holder is withdrawing his election to have the Notes purchased.

8.             If the aggregate principal amount of Notes surrendered by Holders exceeds the Excess Cash Offer Amount, the Trustee will select the Notes to be purchased on a pro rata basis based on the principal amount of Notes surrendered (with such adjustments as may be deemed appropriate by the Trustee so that only Notes in denominations of $1,000, or integral multiples thereof, will be purchased).

9.             Holder whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof.

10.           Neither the Company nor its Board of Management expresses any opinion as to whether Holders should or should not tender their Notes under the Excess Cash Flow Offer. Each Holder must make his or her own decision whether to tender Notes and, if so, what principal amount of Notes to tender. Holders are urged to consult their own investment and tax advisors and make their own decisions whether to tender Notes under the Excess Cash Flow Offer.

11.           The agent in Luxembourg is Dexia Banque Internationale à Luxembourg, of 69 route d’Esch, L-2953 Luxembourg.  All services relating to this offer will be available at the office of the agent in Luxembourg and any documents relating to this offer will be available free of charge at the office of the agent in Luxembourg.

DATED this 17th day of August 2005.

MOBIFON HOLDINGS B.V.
by:	The Bank of Nova Scotia Trust Company of New York, as Trustee

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

MOBIFON HOLDINGS B.V.
(Registrant)

Dated: August 25, 2005	By: /s/ E A J De Rijk
Name: Erik De Rijk
Title: Director

By: /s/ M L J M Heere
Name: Michiel Heere
Title: Director